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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

VALENTIS, INC.
(Name of Issuer)

VALENTIS, INC. (OFFEROR AND ISSUER)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Series A Convertible Redeemable Preferred Stock, Par Value $0.001 Per Share,
Common Stock Purchase Warrants, Class A and
Common Stock Purchase Warrants, Class B
(Title of Class of Securities)

N/A
(Cusip Number of Class of Securities)

BENJAMIN F. MCGRAW, III, PHARM.D.
863A MITTEN ROAD
BURLINGAME, CALIFORNIA 94010
(650) 697-1900
(Name, Address And Telephone Number of Person Authorized To
Receive Notices And Communications on Behalf of Filing Persons)

WITH A COPY TO:

PATRICK A. POHLEN, ESQ.
LATHAM & WATKINS
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 328-4600

Check the appropriate boxes below to designate any transactions to which the statement relates.

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 to Tender Offer Statement on Schedule TO is filed by Valentis, Inc., a Delaware corporation (the "Company," "Valentis," "us" or "we"), and is related to the Company's offer to purchase for cash 16,940 shares, or 55%, of its currently outstanding Series A Convertible Redeemable Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), and 55% of the outstanding related Common Stock Purchase Warrants, Class A (the "Class A Warrants") and Common Stock Purchase Warrants, Class B (the "Class B Warrants", and together with the Class A Warrants, the "Warrants"), which warrants were issued to holders of Series A Preferred Stock in connection with their acquisition of Series A Preferred Stock. Fifty-five percent of the related Warrants are exercisable for an aggregate of approximately 605,980 shares of common stock, par value $0.001 per share (the "Common Stock"). The Company is offering to purchase the Series A Preferred Stock and related Warrants at a purchase price of $1,000 per share of Series A Preferred Stock and related Warrants tendered (the "Offer Consideration"), subject to the terms and conditions set forth in the Offer to Purchase dated May 10, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

        The Company has extended the period of time for which the offer is open to 9:00 p.m., Pacific Time, on September 3, 2002. The information contained in Exhibit (a)(5)(C) is incorporated herein by reference.

Item 12.    Exhibits.

(a)(5)(C)	Press Release, dated July 3, 2002.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALENTIS, INC.
	By:	/s/ BENJAMIN F. MCGRAW III
		Name:	Benjamin F. McGraw III, Pharm.D.
		Title:	President and Chief Executive Officer
Dated: July 3, 2002

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EXHIBIT INDEX

(a)(5)(C)	Press Release, dated July 3, 2002.

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  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX